August 7, 2025

Jamison Manwaring
Chief Executive Officer
NV REIT LLC
5227 N. 7th Street
Phoenix, AZ 85014

       Re: NV REIT LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 2
           Filed July 31, 2025
           File No. 024-12089
Dear Jamison Manwaring:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 1, 2025 letter

Post-Qualification Amendment on Form 1-A
Risks of Investing
Risk from Late Filing of this Amendment, page 11

1. We note your response to prior comment 2, including your statement that investors might claim that their Class A shares were issued improperly. Please also discuss any applicable consequences that may arise from such claims, such as any risk of potential claims for recission or damages. Further, please revise to remove the mitigating language in the last sentence. In addition, we note that your revised disclosure states that you have issued 5,633 Class A Investor Shares since January 8, 2024 for an aggregate consideration of $563,300. However, as we previously noted in prior comment 1, your disclosure elsewhere, such as your disclosure on page F-15, states that during the year ended December 31, 2024, you sold Class A investor shares for net proceeds of $1,486,957. Please revise to reconcile your disclosures. August 7, 2025
Page 2

Signatures, page 68

2. We acknowledge your revised disclosures in response to prior comment 4, but we note that your revised signature page does not include the signature of your principal financial officer and principal accounting officer. To the extent Heidi Butler is serving in each of these capacities, please clarify, or otherwise provide the signature of the individual serving in these capacities.
General

3. We acknowledge your revised disclosures in response to prior comment 1. However, we note that your disclosure in Item 4 of Part I continues to state that you have not received any proceeds pursuant to this offering statement within the prior 12 months.
       Please revise to reconcile your disclosures, or advise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Mark Roderick, Esq.